# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JAB Acquisition Corp I, CIK 0002128739
CUSIP: G50004103
Title of class of securities: Class A ordinary shares, Par Value $0.0001 per share
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 06/09/2026
Filed by CIK 0002140170
Persons authorized to receive notices and communications: Elliot H. Lutzker, Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, New York (NY), 10158, 646-428-3210

## Reporting persons
- JAB Acquisition Sponsor I, LLC (CIK 0002140170): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 10,442,143; shared voting power 0; sole dispositive power 10,442,143; shared dispositive power 0; aggregate amount beneficially owned 10,442,143 (36.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, Par Value $0.0001 per share
Name of issuer: JAB Acquisition Corp I
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing: This statement is filed by JAB Acquisition Sponsor I, LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is the holder of record of approximately 36.4% of the Issuer's outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of June 11, 2026 (including Class A Ordinary Shares and Class B Ordinary Shares on an as-converted basis).
Residence or business address: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey 07632.
Present principal occupation or employment: The Reporting Person is the sponsor of the Issuer in connection with the Issuer's initial public offering and potential business combination.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 19, 2026, the Reporting Person purchased, and the Issuer issued to such Reporting Person, an aggregate of 9,857,143 Class B ordinary shares for an aggregate purchase price of $25,000. The Reporting Person is deemed to have purchased Class B ordinary shares for $0.002 per share. The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer's initial business combination, or at any time prior thereto at the option of the holder thereof, on a one-for-one basis, subject to customary adjustments, as described in the Issuer's Registration Statement on Form S-1 (File No. 333-296035), as amended (the "Registration Statement.")

On June 11, 2026, the Issuer completed its initial public offering ("IPO") of 17,250,000 units at $10.00 per unit, which includes the exercise in full by the underwriters of their option to purchase an additional 2,250,00 units, with each unit consisting of once Class A ordinary share, one redeemable warrant to purchase one Class A ordinary share at a price of $11.50 per share, subject to certain adjustments, and one right to receive one-fourth (1/4) of one Class A ordinary share upon consummation of the Company's initial business combination. An additional 1,000,000 Class A Ordinary Shares were issued to D. Boral Capital LLC as representative of the underwriters.

On June 11, 2026, in connection with the Issuer's IPO, the Reporting Person purchased from the Issuer 260,000 units at a price of $10.00 per unit for an aggregate purchase price of $2,600,000 ("Private Units"). Each Private Unit consists of one Class A ordinary share, one redeemable warrant to purchase one Class A ordinary share at a price of $11.50 per share (the "Private Warrant") and one right (the "Private Right(s)") to receive one-fourth (1/4) of one Class A ordinary share, or an aggregate of 585,000 Class A Ordinary Shares. The private units were sold in a private placement that closed simultaneously with the closing of the IPO of the Issuer's securities, including the over-allotment option. '

Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional ordinary shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 10,442,143 (36.4%) shares based on 28,107,143 shares issued and outstanding as of June 11, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting power and disposition power - 10,442,143 shares.
Transactions in the class effected during the past sixty days: Other than the transactions reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- JAB Acquisition Sponsor I, LLC: /s/ Joshua Jagid, Joshua Jagid/Chief Executive Officer and Director (06/12/2026)